Exhibit 4.18

Share Purchase Agreement

(hereafter the “Agreement”)

Entered into on 13th of July, 2004 by

Matav Rt. (Hungarian Telecommunications Company Limited)

(1013 Budapest, Krisztina krt. 55., Hungary)

reg.no.: 01-10-041928, Budapest, Hungary,

(further referred to as: Buyer)

and

SEEF Holdings Limited

(c/o SFM, 888 Seventh Avenue, New York, NY10106, USA,

reg.no.: CR-105509, Cayman Island

(further referred to as: Seller)

the Seller and the Buyer together shall be referred to as: Parties

1.            Subject matter:

The Seller agrees to sell to the Buyer and the Buyer agrees to purchase from the Seller 2,077,312- (two-million seventy-seven thousand three-hundred and twelve) ordinary shares in Stonebridge AD (further referred to as: Shares).

2.            Price:

In consideration for the purchase of the Shares the Buyer shall pay USD 27,207,662- (twenty seven million two hundred and seven thousand six hundred and sixty two US Dollars, hereinafter the “Price”) to the Seller.

3.            Settlement:

Settlement for the Shares shall take place in Macedonia, in accordance with the laws of Macedonia on or about 15th July, 2004 via applying the delivery versus payment principle, i.e. the delivery of the Shares by the Seller to the Buyer in exchange for the simultaneous payment by the Buyer to the Seller of the Price. The Parties will settle the transaction through their appointed agents, as follows:

Broker/Bank:            Komercijalna Banka a.d. Skopje

The Parties will enter into various settlement agreements with the above agents for the purpose of settling the purchase of the Shares in the forms appended to this Agreement.

4.             Costs of the Share Purchase:

All costs incurred by any of the Parties with regard to the settlement of the Shares provided for by the present Agreement, shall be shared equally, as shall the residual foreign exchange gain generated by transferring the Price in US Dollars at the rate of 1.2179 versus 1,2122 after first netting out Seller’s cost of carry from June 29th through the date the Price is received by Seller (“Seller’s Cost of Carry”), and paid to the other Party as it is appropriate in accordance with a 50-50 split, such settlement to occur between the Parties no later that 7days after the delivery of the Shares against payment. Seller’s Cost of Carry shall be paid by Buyer to Seller at the same time as the Parties settle the sharing of costs and residual F/X gain in accordance with this Section 4.

5.             Warranties and Covenants:

The Seller has full, unlimited ownership of the Shares and is without any restriction entitled to transfer such rights to the Buyer.

The Seller warrants that the Shares are free of any liens, charges, encumbrances that would hinder the Buyer from obtaining full ownership of the Shares.

The Seller shall ensure and warrant that Mr. Ronald O. Drake will resign from his membership of the Board of Directors of Stonebridge AD and Makedonski Telekommunikacii AD as of the date when the Price in section 2 hereof is duly paid to the Seller for the Shares.

6.             Dividends:

The Seller agrees with the Buyer that it shall not be entitled to receive any dividends for the Shares or for any other former shareholdings of the Seller in Stonebridge AD after the settlement of the purchase and sale of the Shares.

7.             Relationship with the Subscription and Shareholder’s Deed:

This Agreement is entered into between the Parties for the purpose of settling that portion of the put option exercised by Seller by its notice to Buyer dated May 5, 2004 under the Subscription and Shareholder’s Deed entered into on the 14th day of December, 2000 between the Seller and the Buyer (the “Deed”). This Agreement shall not, with the exception of the provisions provided for in Clauses 4, 6 and 8, replace or substitute in whole or in part or overwrite the provisions of the Deed.

8.             Waiver:

The Seller acknowledges that the Buyer will satisfy all its obligations arising out of this Agreement and all its obligations under the put option in the Deed, by paying: the Price for the Shares. Therefore, the Seller hereby irrevocably waives its right to enforce any claim against the Buyer and the Company relating to this Agreement and the exercise of the put option under the Deed PROVIDED THAT the Price defined in section 2 hereof is duly paid to the Seller in accordance with the terms of this Agreement.

Furthermore, the Seller states that it is currently not aware of any circumstances that might result in the Seller asserting a claim against the Buyer with respect to the Shares or any former shareholding of the Seller in Stonebridge (the “Claim”).

9.             OPIC Release:

As a condition precedent to the Settlement pursuant to Section 3 of this Agreement, Seller shall provide Purchaser with the original of a release in the form and with the content of the template letter attached hereto as Exhibit A, to be issued by the fully authorized representatives of the Overseas Private Investment Corporation in favor of Buyer.

10.          Counterparts:

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument

Executed by the representative of the Parties with full consent:

/s/ Klaus Hartmann	/s/ Iain Aitken
Dr. Klaus Hartmann, Chief Financial Officer	Iain Aitken
And András Balogh,	Attorney-in-Fact (by proxy)
Chief Strategic and International Officer

Matav Rt.	SEEF Holdings Limited
Buyer	Seller

EXHIBIT A

RELEASE

TO: MATAV Rt.

Reference is made to Section 15.1 of the Subscription and Shareholders’ Deed dated December 14, 2000 concluded by Hungarian Telecommunications Company Limited (“Matáv”), Cosmotelco Added Value Services S.A., SEEF Holdings Limited (“SEEF”) and Telemacedonija AD Skopje, as amended (the “Deed”), and to the Confirmation of Pledge dated March 14, 2001 between SEEF and Overseas Private Investment Corporation (“OPIC”), (the “CP”).

OPIC hereby irrevocably releases any Third Party Interest, as defined in the Deed, comprising the pledge created in OPIC’s favor under the CP, in and of the Shares that are subject of the Share Purchase Agreement between SEEF and Matáv dated June 21, 2004, (the “SPA”) conditioned only upon full payment to SEEF by Matav of the Price under Section 2 of the SPA.

OPIC also hereby confirms that any Third Party Interest comprising the pledge created in OPIC’s favor under the CP, in and of, the shares that are the subject of the Share Purchase Agreement concluded between Matav and SEEF, dated June 20, 2003 (the “2003 SPA”) was duly released by OPIC upon settlement of the sale and purchase of shares in 2003 SPA.

OPIC also confirms that no Third Party Interest was registered in any official registry in the United States or in any other country or, if such registration was made, OPIC declares that it was annulled with respect to the respective shares by the date of the settlement of the 2003 SPA and OPIC agrees to annul it with respect to the Shares defined in the SPA by the date of the settlement of the SPA.

OVERSEAS PRIVATE INVESTMENT CORPORATION

Date: July   , 2004

(official attestation of signatures identical to the attestation of the CP)